Philips announces exchange ratio for 2009 dividend in shares

April 27, 2010

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHI) announced today that the exchange ratio for the dividend in shares for the year 2009 has been determined. The exchange ratio is 1 new common share for every 36.1814 existing common shares. This ratio was based on the volume weighted average price on NYSE Euronext Amsterdam of April 21, 22 and 23, 2010 of EUR 26.0515 and was calculated in a manner that dividend in shares is approximately 3% higher than the gross dividend in cash.

Both the dividend in cash and the dividend in shares will be made payable to shareholders from April 28, 2010. Dividend in shares is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). The dividend withholding tax per new share is EUR 0.035294118. This withholding tax in case of dividend in shares will be borne by Philips.

Around 53.25% elected for a share dividend resulting in the issue of 13,667,015 new common shares, leading to a 1.5% percent dilution. Per April 28, 2010 the issued share capital of Philips amounts to EUR 197,215,756.80 and is represented by 986,078,784 ordinary shares.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.